UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SEC FILE NUMBER
FORM 12b-25	333-198435
CUSIP NUMBER
NOTIFICATION OF LATE FILING	279854103

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

	For Period Ended:	March 31, 2020

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 PART I — REGISTRANT INFORMATION

Edge Data Solutions, Inc.

Full Name of Registrant

Former Name if Applicable

3550 Lenox Road NE, 21st Floor

Address of Principal Executive Office (Street and Number)

Atlanta, GA 30326

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)

The subject annual report, semi-annual report, transition report onForm10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant estimates it will be unable to file its Form 10-Q for the three months ended March 31, 2020 (the “Form 10-Q”) without unreasonable effort or expense. The Registrant anticipates that the Form 10-Q will be filed within the time period required by Rule 12b-25 of the Securities Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Delray Wannemacher	(833)	682-2428
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ] No[X]

Edge Data Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2020	By:	/s/ Delray Wannemacher
Delray Wannemacher, CEO